Exhibit 99.1

No. 11/10

IAMGOLD REPORTS FIRST QUARTER 2010 RESULTS

Continued Strong Performance as Essakane Poised for Early Start-up

For a full explanation of results, the unaudited interim Consolidated Financial Statements, Management Discussion and Analysis, and mine statistics, please see the Company’s website www.iamgold.com. All amounts are expressed in US dollars, unless otherwise indicated.

Toronto, Ontario, May 7, 2010 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) today reported its unaudited interim financial and operating results for the first quarter ended March 31, 2010.

“The first quarter of 2010 was a period of strong performance for IAMGOLD on all key fronts, including financial. We achieved the second highest quarterly net earnings in our history. Cash flow remained robust and our balance sheet continued to be in excellent condition,” said Peter C. Jones, Interim President & CEO. “Earlier this week we announced that our major new mine, Essakane in Burkina Faso, will begin processing ore through the mill in June. That milestone will come four to six weeks ahead of our previously announced production schedule, and five to six months prior to the originally projected date. Essakane’s start-up will further demonstrate IAMGOLD’s adeptness in acquiring, developing, and managing our operations safely, responsibly, and profitably. Moreover, on the exploration front, we continue aggressively pursuing new opportunities for growth.”

FIRST QUARTER 2010 HIGHLIGHTS

Solid Financial Results and Position

•

Net earnings increased 12% to $58.8 million ($0.16 per share) compared to the first quarter of 2009. Adjusted net earnings(1) rose 63% to $51.3 million ($0.14 per share(1)) when compared to 2009 adjusted net earnings of $31.5 million ($0.10 per share).

•	Strong operating cash flow was $77.5 million ($0.21 per share(2)), up from $67.4 million ($0.18 per share) in the 2009 fourth quarter and $61.3 million ($0.20 per share) in the first quarter of 2009.

•

The Company’s financial position continued to be strong with $613.3 million in available funds. Cash, cash equivalents and gold bullion (at market) were $281.2 million and available credit was $332.1 million at March 31, 2010.

Production and Cash Cost Performance

•	Gold production was 206,000 ounces and average cash cost(3) was $524 per ounce.

•	Gold production at the Rosebel mine reached 93,000 attributable ounces, a 12% increase from the first quarter of 2009, at a cash cost(3) of $456 per ounce.

•	Strong niobium production was 1.2 million kilograms, a 19% increase over 2009, and operating margin of $19 per kilogram(4).

(1),(2),(3),(4) Please refer to page 7 for more information.

“IAMGOLD remains committed to its vision of building a premier gold company through disciplined growth by means of exploration and acquisitions. That discipline includes focusing on controlling our costs in order to maximize performance,” Mr. Jones commented. “Our project development team reached all of our construction milestones at our next major mine under development – Westwood, located in Québec – with the project on budget and on schedule.”

Solid Financial Results

Revenues were $240.1 million in the first quarter of 2010, a 27% increase from the first quarter of 2009, mainly due to a higher gold price, and more ounces of gold and kilograms of niobium sold.

In the first quarter of 2010, net earnings were $58.8 million ($0.16 per share) as compared to $52.5 million ($0.17 per share) in the first quarter of 2009. Adjusted net earnings(1) rose 63% to $51.3 million ($0.14 per share(1)) compared to 2009 adjusted net earnings of $31.5 million ($0.10 per share). The increase in adjusted net earnings is mainly due to higher revenues partially offset by higher mining costs.

Operating cash flow from the 2010 first quarter activities rose 26% to $77.5 million ($0.21 per share(2)), compared to $61.3 million ($0.20 per share) in the same period last year.

Financial Position Remains Strong

IAMGOLD’s cash, cash equivalents and gold bullion (at market value) position remains strong with $281.2 million available at March 31, 2010 compared to $300.1 million available at December 31, 2009. In addition, $332.1 million was available at March 31, 2010 under the credit facility, net of asset retirement guarantees, for a total of $613.3 million of available funds. The credit facility availability rose on March 25, 2010 when IAMGOLD increased its $140 million secured revolving credit facility to a $350 million unsecured revolving credit facility. In addition, on April 23, 2010 the Company entered into a $50.0 million facility for the issuance of letters of credit.

IAMGOLD is well positioned to fund its continuing 2010 requirements for exploration and development projects. Capital expenditures in the first quarter of 2010 were $113.6 million. The Company advanced construction of the Essakane and Westwood development projects and the mill expansion and paste backfill projects at the Niobec mine.

In March 2010, IAMGOLD issued 1,575,000 flow-through shares at C$20 per share for gross proceeds of C$31.5 million to fund prescribed resource expenditures on the Westwood project.

Production and Cash Cost Performance

Gold production for the first quarter of 2010 was 206,000 attributable ounces at an average cash cost(3) of $524 per ounce. IAMGOLD’s attributable gold production in the first quarter of 2010 decreased by 6,000 ounces or 3% compared to the first quarter of 2009.

The Rosebel mill expansion drove a production increase of 10,000 ounces while higher production at Yatela, from improved gold grade for ore stacked in prior periods, contributed a 14,000-ounce increase. The planned absence of gold production at the Doyon division during the quarter resulted in 27,000 fewer ounces in 2010. The Doyon mine was closed in December 2009. At the Mouska mine, ore is currently being stockpiled and will be batch processed later in the year to lower overall production costs. Lower attributable gold production at Sadiola (6,000 ounces) and higher attributable production of 4,000 ounces mainly due to the new CIL plant at Tarkwa were the other significant production changes in the quarter.

The average cash cost(3) rose by $60 per ounce in the first quarter of 2010 to $524 per ounce compared to $464 per ounce in the first quarter of 2009. Higher royalties due to the impact of higher realized gold prices accounted for $17 per ounce of the increase in cash cost. Greater energy costs, decreased gold production and lower grades all contributed to increased cash costs in the quarter.

The Company expects to achieve its 2010 guidance of 940,000 to 1,000,000 ounces of gold and cash cost per ounce of $490 to $510.

Development Projects on Schedule to Deliver

In the first quarter of 2010, the Company’s total development project expenditures were $85.5 million mainly related to Essakane in Burkina Faso, Westwood in Northern Québec and Quimsacocha in Ecuador. (Refer to the Development projects section in the MD&A for more information.)

Essakane Project – Advanced Start-up Date to June 2010

Construction reflects total planned capital expenditures of $443.0 million. Project expenditures during the first quarter of 2010 were $56.4 million, with all equipment received, village relocations completed, tailings berm construction finished and 2.5 million tonnes of ore stockpiled at March 31, 2010.

As announced on May 3, 2010, processing of ore through the mill is forecast to begin in June, four to six weeks ahead of the previously announced production schedule, and five to six months earlier than the originally projected start-up date of year-end 2010.

Westwood Project – On Schedule for Early 2013

Development of the Westwood project is on schedule, with commercial production planned for early 2013. Project expenditures in the first quarter of 2010 totaled $24.5 million, with significant progress in site preparation and construction of infrastructure.

Exploration – Aggressive Organic Growth

IAMGOLD’s exploration efforts remain focused in West Africa, Québec, the Guiana Shield, Brazil and the Andes regions in South America. The Company has several projects already underway and continues to aggressively pursue additional advanced exploration joint venture or acquisition opportunities that will provide the foundation for future growth.

In the first quarter of 2010, IAMGOLD incurred $16.2 million on exploration projects, a significant increase from $8.3 million in the first quarter of 2009. The 2010 first quarter expenditures included:

•

Brownfield exploration and resource development expenditures of $10.5 million, namely: the initial stages of a full-year 81,000-metre, $12.5 million resource expansion and delineation drilling program at Rosebel, a 50,000-metre, $9.6 million drill delineation program at Essakane, and 71,500-metre, $9.5 million exploration and resource expansion drilling at Westwood.

•	Greenfield exploration of $5.7 million conducted at 15 early-stage projects in 11 countries in South America and Africa as part of IAMGOLD’s long-term commitment to reserves replenishment and growth.

SUMMARIZED FINANCIAL RESULTS

(in $ millions)	March 31 2010	% Change		December 31 2009

Financial Position	$			$
Cash and cash equivalents and gold bullion
• at market value	281.2	(6%	)	300.1
• at cost	210.1	(9%	)	231.8
Total assets	3,085.3	3%		2,996.8
Shareholders’ equity	2,521.5	4%		2,416.7

(in $ millions, except where noted)	First quarter ended March 31 2010	% Change		First quarter ended March 31 2009

Results of Operations	$			$
Revenues	240.1	27%		188.6
Mining costs	116.4	30%		89.3
Depreciation, depletion and amortization	32.9	3%		32.0

Earnings from mining operations	90.7	35%		67.3
Earnings from working interests	10.4	76%		5.9

Total earnings from operations and working interests(5)	101.1	38%		73.2

Net earnings	58.8	12%		52.5
Basic and diluted net earnings per share ($/share)	0.16	(6%	)	0.17

Adjusted net earnings(1)	51.3	63%		31.5
Basic and diluted adjusted net earnings per share ($/share)(1)	0.14	40%		0.10

Cash Flows
Operating cash flow	77.5	26%		61.3

Key Operating Statistics

Operating Results – Gold Mines
Gold sales (000 oz – IMG share)	221	3%		215
Average realized gold price ($/oz)	1,111	26%		884

Attributable gold produced (000 oz – IMG share)	206	(3%	)	212
Cash cost ($/oz)(3)	524	13%		464

Operating results – Niobium Mine
Niobium sales (000 kg Nb)	1,092	27%		863
Niobium production (000 kg Nb)	1,171	19%		985
Operating margin ($/kg Nb)(4)	$19	(14%	)	$22

(1), (3), (4), (5): Please refer to page 7 for more information.

ATTRIBUTABLE GOLD PRODUCTION AND CASH COST PER OUNCE

The table below presents the production attributable to the Company’s ownership in operating gold mines along with the weighted average cash cost of production.

	Attributable Production		Total Cash Cost(3)

	First quarter ended March 31		First quarter ended March 31
	2010	2009	2010	2009

	(000 oz)	(000 oz)	$/oz	$/oz
IMG Operator
Rosebel (95%)	93	83	456	393
Doyon division (100%)	-	27	-	529
Mupane (100%)	13	14	826	653
Joint Venture
Sadiola (41% in 2010; 38% in 2009)	30	36	538	385
Yatela (40%)	27	13	462	526

	163	173	501	444

Working Interests
Tarkwa (18.9%)	33	29	593	527
Damang (18.9%)	10	10	675	647

	43	39	612	558

Total / Weighted average	206	212	524	464

The following table details the royalty expense included in cash costs.

Cash cost per ounce of gold	First quarter ended March 31 2010	% Change	First quarter ended March 31 2009

	$/oz		$/oz
Cash cost excluding royalties	470	10%	427
Royalties	54	46%	37

Cash cost(3)	524	13%	464

NIOBIUM PRODUCTION, SALES AND OPERATING MARGIN

	First quarter ended March 31 2010	% Change		First quarter ended March 31 2009

Operating results – Niobium Mine
Niobium production (000 kg Nb)	1,171	19%		985
Niobium sales (000 kg Nb)	1,092	27%		863
Operating margin ($/kg Nb)(4)	$19	(14%	)	$22

ATTRIBUTABLE GOLD SALES VOLUME AND REALIZED PRICE

The following table presents the total ounces of gold sold and the realized gold price per ounce.

	Gold sales		Realized gold price
	First quarter ended March 31		First quarter ended March 31
	2010	2009	2010	2009
	(000 oz)	(000 oz)	$/oz	$/oz
IMG Operator and Joint Venture	178	176	1,111	880
Working interests	43	39	1,112	904
Total (a)	221	215	1,111	884

(a)	Attributable sales volume for the first quarter of 2010 and the first quarter of 2009 were 216,000 ounces and 211,000 ounces, respectively, after taking into account 95% of Rosebel sales.

OPERATIONS SUMMARY

IAMGOLD’s objectives include maximizing the success of its mining operations. The Company’s first quarter 2010 operations results are summarized below. .

Rosebel Mine, Suriname

Gold production at Rosebel rose by 12% in the first quarter of 2010 compared to the same period in the prior year. Higher gold production was achieved through greater productivity, operational efficiencies, an expanded mining fleet and increased mill throughput resulting from the completion of the mill expansion project. Cash costs(3) were up by $63 per ounce in the first quarter of 2010 due to higher royalties and lower ore grades contributing to higher labour and energy costs, and consumables usage on a unit of production basis. The higher royalty cost is due to higher realized gold prices and accounted for a $15 per ounce rise in cash costs.

Doyon Division, Canada

The Doyon mine ended operations in December 2009. As a cost reduction initiative, the ore mined at the Mouska mine is currently being stockpiled and will be batch processed later in the year. No processing was carried out in the first quarter of 2010.

Mupane Mine, Botswana

Gold production at Mupane declined 7% in the first quarter of 2010 compared to the first quarter of 2009 as a result of lower grades. Cash costs per ounce(3) in the first quarter of 2010 were higher as a result of greater waste stripping, increased energy costs and lower gold production.

Sadiola Mine, Mali

Attributable gold production in the first quarter of 2010 was down 17%, compared to the first quarter of 2009, as the gold grade was adversely impacted by a shift in primary mining from the main Sadiola pit in 2009 to satellite pits in 2010. Cash costs per ounce(3) of gold were higher in the first quarter of 2010, compared to the first quarter of 2009, as a result of greater waste stripping, rising energy costs, increased royalties from higher realized gold prices and lower production.

Yatela Mine, Mali

Attributable gold production for the first quarter of 2010 increased 108%, compared to the first quarter of 2009, due to a higher gold grade from ore stacked in prior periods. Cash costs per ounce(3) were lower in the first quarter of 2010 than in the first quarter of 2009, primarily as a result of increased production.

Tarkwa Mine, Ghana

Attributable gold production in the first quarter of 2010 rose by 14% compared to the first quarter of 2009. The plant expansion completed in 2009 resulted in a 40% increase in output from the CIL plant. Cash costs per ounce(3) of gold were up 13% in the first quarter of 2010 compared to the first quarter of 2009 due to greater consumable costs, lower grade ore being processed, and increased royalties from higher realized gold prices.

Damang Mine, Ghana

Attributable gold production in the first quarter of 2010 remained relatively unchanged from the first quarter of 2009. Cash costs per ounce(3) rose 4% in the first quarter of 2010 as a result of higher royalties from increased realized gold prices.

Niobec Niobium Mine, Canada

Niobec continued to deliver strong operating results in the first quarter of 2010. Revenues for the first quarter rose as a result of higher niobium sales volumes. The operating margin(4) decreased by $3 per kilogram of niobium in the first quarter of 2010 compared to the first quarter of 2009, as Canadian dollar denominated spending was impacted by the strengthening of the Canadian dollar versus the US dollar.

(1)	Adjusted net earnings and adjusted net earnings per share are non-GAAP measures. Please refer to the Supplemental information attached at the end of the MD&A for reconciliation to GAAP.

(2)

Operating cash flow per share is a non-GAAP measure and is calculated by dividing the consolidated cash flow from operating activities by the weighted average number of common shares outstanding in the period.

(3)	Cash cost per ounce of gold is a non-GAAP measure. Please refer to the Supplemental information attached at the end of the MD&A for reconciliation to GAAP.

(4)	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Please refer to the Supplemental information attached at the end of the MD&A for reconciliation to GAAP.

(5)	The total earnings from operations and working interests is a non-GAAP measure. Please refer to the consolidated interim statement of earnings for reconciliation to GAAP measures.

CONFERENCE CALL

A conference call will be held on Friday, May 7, 2010 at 10:00 a.m. (Eastern Time) to discuss the Company’s first quarter results. A webcast of the conference call will be available through the Company’s website – www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-866-551-1530 or 1-212-401-6700 Passcode: 7140353#. A replay of this conference call will be available from 2:00 p.m. on May 7 to 2:00 p.m. on June 7, 2010. Access this replay by dialing: North America toll-free: 1-866-551-4520 or 1-212-401-6750, passcode: 262288#

Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), JORC and/or SAMREC. The “Qualified Person” responsible for the supervision of the preparation and review of all resource estimates for IAMGOLD Corporation is Réjean Sirois, Eng., Manager, Mining Geologist considered “Qualified Person” for the purposes of National Instrument 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral resources”, that the SEC guidelines strictly prohibit the Company from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2009 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Forward Looking Statement

This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:

Peter C. Jones

Interim President & CEO

Tel: (416) 360-4710

Toll-free: 1 888 464-9999

Carol T. Banducci

Chief Financial Officer

Tel: (416) 360-4710

Toll-free: 1 888 464-9999

Jo Mira Clodman

Investor Relations

Tel: (416) 360-4743

Toll-free: 1 888 464-9999

Please note:

This entire press release may be accessed via fax, e-mail, IAMGOLD’s website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.